August 2, 2024

Via Edgar Transmission

Ms. Jenna Hough / Mr. Erin Jaskot

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	Zenta Group Co Ltd Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted June 14, 2024 CIK No. 0002011458

Dear Ms. Hough / Mr. Jaskot:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated July 12, 2024 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Draft Registration Statement on Form F-1 (the “Form F-1”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Amendment No. 1 to Draft Registration Statement filed June 14, 2024

Industry Overview, page 52

1.	You note that the competitive landscape for the investment services industry includes banks, securities companies and insurance companies. Please clarify whether you are offering the types of services offered by these entities. Your disclosure in the prospectus suggests that your focus is on specialized consulting for industrial parks.

Response: We respectfully advise the Staff that we have updated the disclosure on page 53 of the Industry Overview section to discuss the business model of small and medium business investment consultation firms, and have further clarified our disclosure beginning on page 69 to discuss that our business investment consultation services focuses on administrative services and assisting clients in acquiring stakes in their specific investments in the form of equity ownership.

General

2.	Where you discuss your investment consultation services business on page 69, and elsewhere as appropriate, please revise to clearly indicate the type of investment consultation services provided and the scope of current projects you have undertaken. Your description of yourself as an investment advisor suggests that you make securities investment recommendations, however your disclosure suggests that you provide other services such as hiring and coordinating professionals and advising on internal controls and risk management. To the extent your investment consultation services relate to a specific type of investment or are more of a project-based consultation service that sometimes includes investments, please make this clear and indicate the type of investments on which you advise. Based on Note 3 to your financial statements, it appears that the investment services relate to acquiring a stake in a specific project in an industrial park. If all of your investment services and brokerage fees relate to this type of investment, please make this clear in your disclosure. Indicate how you identify the investment opportunities and whether they are the same projects as those you consult on when generating project research fees, and disclose that all of your investment consultation services to date have been provided to related parties, if true. Please also indicate whether you are required to register under any applicable regulations given your services as an investment advisor.

Response: We respectfully advise the Staff that we have clarified our disclosure beginning on page 69 to discuss that our business investment consultation services focuses on administrative services and assisting clients in acquiring stakes in their specific investments in the form of equity ownership. We have noted that we do not make securities investment recommendations and that we identify investment opportunities through our established relationships with PE management firms, technology firms, and industrial park developers.

3.	Please define the scope of the fintech business that you are developing and the specific services you are providing. The term fintech implies many different types of services and technology, as evidenced by your definition of fintech services on page 57, and it is unclear which you are pursuing and how you will be involved. Also revise the description of the fintech industry in your Industry Overview to focus on the particular type of fintech that you are, or plan to be, involved in. Please also explain the type of services you will provide pursuant to the business agreements entered into in January 2024, as the disclosure says only that you will provide “fintech product and on-going services.”

Response: We respectfully advise the Staff that we have updated the disclosure beginning on page 57 to discuss the fintech industry, and revised our disclosure on page 71 to clarify that our fintech business currently consists of acting as an intermediary distributor of fintech products offered by our supplier.

* * *

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial:	+852.3923.1188
Email:	lvenick@loeb.com